Sean Clayton +1 858 550 6034 sclayton@cooley.com	VIA EDGAR AND FEDEX

September 6, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Sonia Bednarowski

            Dietrich King

Re:      TRACON Pharmaceuticals, Inc.

            Amendment No. 1 to Registration Statement on Form S-3

            Filed August 28, 2019

            File No. 333-229990

Ladies and Gentlemen:

On behalf of TRACON Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated August 29, 2019, regarding the Company’s Registration Statement on Form S-3, filed on March 1, 2019 and amended on August 28, 2019 (the “Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated the comment into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-3

General

1.

We note that your forum selection provision in your amended and restated bylaws filed as Exhibit 3.2 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com

September 6, 2019

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has filed a Current Report on Form 8-K, which has automatically been incorporated by reference into the Registration Statement and related prospectuses and amends and supersedes the relevant portions of the Registration Statement and prospectuses to clarify for investors that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact me at (858) 550-6034 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Sean Clayton

Sean Clayton

cc:     Charles P. Theuer, TRACON Pharmaceuticals, Inc.

          Scott Brown, TRACON Pharmaceuticals, Inc.

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com